MEDIASET

82-4575

12g3-2(b)

RECEIVED
2006 MAR -7 A 10:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPPL

06011353

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 1st March 2006

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of Fabruary.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

MEDIASET SELLS ITS STAKE IN HOPA

As previously communicated on January 11, 2006 Mediaset has sold to Fingruppo its stake in Hopa, corresponding to 2.73%, for a total price of Euro 45,766,000.

Cologno Monzese, 3 February 2006

Direzione Comunicazione e Rapporti con i Media
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

MEDIASET SELLS TO SKY SATELLITE RIGHTS FOR INTER FOR THE SERIE A CHAMPIONSHIPS 2007/2008 AND 2008/2009

Mediaset today expressed satisfaction for the agreement reached with Sky Italia for the sale of satellite rights for the matches of Inter in the 2007-2008 and 2008-2009 season championships.

One week ago Mediaset acquired the rights for the two seasons for the Serie A matches of Inter for all platforms with the exception of UMTS. Mediaset has also acquired an option for the same rights for the 2009/2010 season.

Mediaset will remain the holder of all other rights (digital terrestrial, ADSL, DVBH for mobile TV, as well as foreign rights) which it reserves the right to manage, as for the satellite rights, on the open market.

Cologno Monzese, 7 February 2006

Direzione Comunicazione e Rapporti con i Media
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

In an interview published in today's edition of "Il Sole 24 ore" Pier Silvio Berlusconi declares that in 2005 "for the first time, Mediaset's net profit will be over €600 million".

In the same interview, Mediaset's deputy chairman confirms a positive trend in advertising sales of 2-3% for the first two months of 2006, in line with previous declarations made by chief executive, Giuliano Adreani.

Cologno Monzese, 23 February 2006

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter